Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "HEADVANTAGE

CORPORATION", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF

APRIL, A.D. 2021, AT 3:39 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5850977 8100

SR# 20211352673

Authentication: 203024645

Date: 04-21-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:39 PM 04/19/2021
FILED 03:39 PM 04/19/2021
SR 20211352673 - File Number 5850977

CERTIFICATE OF INCORPORATION
OF

HeadVantage Corporation

FIRST: The name of the corporation is: HeadVantage Corporation

SECOND: The address of the registered office of the corporation in the State of Delaware is located at:
108 West 13th Street, Wilmington, Delaware 19801
Located in the County of New Castle
The name of the registered agent at that address is:
Business Filings Incorporated

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is 5000000 shares of common stock having a one cent ($0.01) par value.

FIFTH: No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not apply to any liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. This Article shall not eliminate or limit the liability of a director for any act or omission occurring prior to the time this Article became effective.

SIXTH: The name and address of the incorporator is Business Filings Incorporated, 8020 Excelsior Dr., Suite 200, Madison, WI 53717.

SEVENTH: The names and addresses of the directors of the corporation are:

Jay Hedley, 1200 N. Nash St Suite 1128, Arlington, Virginia 22209
Michael R Sutcliff, 26 Paradise by the Sea Court, Inlet Beach, Florida 32461

I, the undersigned, being the incorporator, for the purpose of forming a corporation under the laws of the State of Delaware do make, file, and record this Certificate of Incorporation and do certify that the facts herein are true.

Business Filings Incorporated, Incorporator
Mark Williams, A.V.P.

Dated: April 19, 2021